TSX/NYSE/PSE: MFC SEHK: 945
C$ unless otherwise stated
For Immediate Release
November 26, 2014

Manulife Financial Corporation announces Preferred Share issue

TORONTO – Manulife Financial Corporation (“Manulife”) today announced a Canadian public offering of Non-cumulative Rate Reset Class 1 Shares Series 19 (“Series 19 Preferred Shares”). Manulife will issue 8 million Series 19 Preferred Shares priced at $25 per share to raise gross proceeds of $200 million. The offering will be underwritten by a syndicate of investment dealers co-led by Scotia Capital Inc., CIBC World Markets and RBC Capital Markets and is anticipated to qualify as Tier 1 capital for Manulife. The expected closing date for the offering is December 3, 2014. Manulife intends to file a prospectus supplement to its June 23, 2014 base shelf prospectus in respect of this issue.

Holders of the Series 19 Preferred Shares will be entitled to receive a non-cumulative quarterly fixed dividend yielding 3.80 per cent annually, as and when declared by the Board of Directors of Manulife, for the initial period ending March 19, 2020. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 2.30 per cent.

Holders of Series 19 Preferred Shares will have the right, at their option, to convert their shares into Non-cumulative Rate Reset Class 1 Shares Series 20 (“Series 20 Preferred Shares”), subject to certain conditions, on March 19, 2020 and on March 19 every five years thereafter. Holders of the Series 20 Preferred Shares will be entitled to receive non-cumulative quarterly floating dividends, as and when declared by the Board of Directors of Manulife, at a rate equal to the three-month Government of Canada Treasury Bill yield plus 2.30 per cent.

Manulife intends to use the net proceeds from the offering for general corporate purposes, including future refinancing requirements.

“Our financing activities take into account future refinancing needs. We have over $2 billion in potential refinancing requirements over the next 12 months. We have taken the opportunity to issue preferred shares in favourable markets,” said Senior Executive Vice President and Chief Financial Officer Steve Roder.

Manulife's Canadian life insurance company subsidiary, The Manufacturers Life Insurance Company, also intends to issue a minimum of $250 million principal amount of fixed/floating subordinated debentures. The debentures will be fully and unconditionally guaranteed on a subordinated basis by Manulife.

The Series 19 Preferred Shares, the Series 20 Preferred Shares and the fixed/floating subordinated debentures have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. We operate as John Hancock in the U.S. and as Manulife in other parts of the world. We provide strong, reliable, trustworthy and forward-thinking solutions for our customers’ significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife and its subsidiaries were approximately C$663 billion (US$591 billion) as at September 30, 2014.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the Internet at manulife.com.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore Manulife 416-926-6495 steven_moore@manulife.com Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com